SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of
1934 (Amendment No. )

Filed by the Registrant |_| Filed by a Party other than the Registrant |X|
Check the appropriate box: |X| Preliminary Proxy Statement |_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) |_| Definitive Proxy Statement |_| Definitive Additional Materials |_| Soliciting Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("AAG") (Name of Registrant as Specified In Its
Charter)

Steve Nieman, Richard D. Foley and Robert C. Osborne MD (Name of Persons
Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box): |X| No fee required |_|
Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. 1) Amount
Previously Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party:

4) Date Filed: PROXY STATEMENT ANNUAL MEETING OF STOCKHOLDERS Scheduled to
be held at the William M. Allen Theater at The Museum of Flight, 9404 E.
Marginal Way South, Seattle, Washington at 2 p.m. on May 20, 2003. For more details, please reference the Company's April 14, 2003 Definitive Proxy statement.

SOLICITATION, VOTING AND REVOCATION OF PROXIES
Richard D. Foley, Steve Nieman and Robert C. Osborne, MD.
The approximate date that we will make our Proxy Statement and Form of Proxy available to shareholders will be May 2, 2003.

ANNUAL MEETING OF STOCKHOLDERS Scheduled to be held at the William M. Allen
Theater at the Museum of Flight, 9404 E. Marginal Way South, Seattle,
Washington at 2 p.m. on May 20, 2003.

Note: Please reference in its entirety the AAG's April 14, 2003 Definitive
Proxy Statement (located at www.sec.gov).

Hello. Allow us to introduce ourselves:  We are Richard Foley, Steve Nieman and Dr. Robert Osborne. We are the CHALLENGERS for ELECTION to the board of directors of Alaska Air Group, Inc. ("the company"). We are running against the INCUMBENTS nominated for re-election by the incumbent board. All three of us have agreed to accept nomination and to serve if elected. For more information on us, see the fifth and sixth sections below titled INFORMATION ABOUT and PARTICIPANTS IN THE SOLICITATION.

The CHALLENGERS provide these proxy materials to enable you to exercise your right to vote for their election to the board of directors at the company's 2003 Annual Shareholders Meeting.

Shareholder rights, corporate democracy and corporate governance have become subjects of debate to the extent that the US Securities and Exchange
Commission ("SEC") has announced on April 14, 2003 that it will "Review
Current Proxy Rules and Regulations to Improve Corporate Democracy." (See
www.sec.gov). We believe the existing systems can be confusing, complex and open to some degree to opposing legal interpretation. However, within the range of legal choices a company can make, we think there are choices that are optimal and help the shareholders to have a better understanding of complex subjects. Similarly there are choices, we believe, that are less than optimal. In our opinion, we think that wherever equally legal alternatives exist, the one that optimizes shareholder understanding should be the one selected.

In the case of our company, we see examples of what we think can be characterized as both types of choices. An example of an optimal choice can be found on page 42 of the Company's April 14, 2003 Definitive Proxy Statement under the heading OPPOSING SOLICITATION. This provides the shareholders important information about the CHALLENGERS. It properly names us and thereby, we think, infers that there are six nominees to select from for the three seats up for election. However, the company, as was its right, chose to OMIT the names of the CHALLENGERS from the Company's proxy voting card. We believe that choice was less than optimal.

We think that once having informed the shareholders about the OPPOSING
SOLICITATION and naming the individuals on that alternate slate, it would have been more optimal for the shareholders to have been empowered to exercise their right to vote for, against or withhold from any combination of three of the six had all six appeared on the Company's proxy card. THE
CHALLENGERS WERE NOT OFFERED AN OPPORTUNITY TO ACCEPT OR REJECT SUCH AN
OPTION. Had the company made such an offer, the CHALLENGERS would have accepted it.

Therefore, the CHALLENGERS, Richard D. Foley, Steve Nieman and Robert C.
Osborne, MD are undertaking to provide you this proxy statement and proxy card to enable you to vote on all the candidates who are running. We asked the company to allow us to include the incumbent nominees on our proxy voting card, but, as was their right, the Company declined. We think this was a less than optimal choice. We believe that a fresh perspective is needed on the board of directors, and that our company would benefit from electing the three CHALLENGER candidates.

We think that this year where there is an ALTERNATE SLATE CONTESTING FOR
ELECTION, AND A SOLICITATION IN OPPOSITION TO THE COMPANY that it may become an example for study in the SEC's upcoming review on corporate governance and the proxy system.

EXPENSES

The total amount to be spent directly or indirectly will not exceed $500 in aggregate. Contrary to customary practice, we have chosen regardless the outcome of the vote NOT TO SEEK REIMBURSEMENT FOR THIS SOLICITATION from the Company. In many contests, if the CHALLENGERS win they seek to have their expenses reimbursed by the Company, such as duplicative mailings, etc. In our view such a practice causes the shareholders to pay twice for essentially the same thing. We plan limited printing or mailing by the U.S.
Post Office or any other carrier. Electronic mail (email) will be used to communicate with and contact some of the shareholders of the company, such as institutional holders.

DIRECTOR COMPENSATION

If elected, all three CHALLENGER candidates have agreed that any director compensation paid by the Company beyond reimbursement of expenses incurred in attending meetings BE DONATED TO THE EMPLOYEE ASSISTANCE FUNDS (EAF) OF
BOTH ALASKA AIRLINES AND HORIZON AIR. We are paying for the costs of this solicitation collectively, and have pledged not to seek reimbursement from the Company.

HOW WE PLAN TO SOLICIT

The dedicated Internet web site www.votepal.com will be used for the purposes of conducting our solicitation. It will contain a downloadable/printable version of our proxy statement and proxy card. The proxy card will not be available until we file a definitive 14A. The web site will provide email addresses, telephone and a fax number for shareholders to contact us. It may also reference the Company's proxy materials. For those who are unable to access the Internet, we will upon certified request mail our proxy materials. Requests can be mailed to Steve Nieman, PO Box 602, Brush Prairie, WA 98606.

We may use a "telephone tree technique" to ask shareholders if they would be willing to contact two or three other shareholders to get them to view our web site. It is our intention to lawfully maximize the use of Internet communication tools. We will make ourselves available to all media interested in our efforts and will strive to follow all legal requirements, regulations and guidelines.

The Company, objecting to the form of our request for the shareholder list, informed us that it would exercise what it considered its lawful option not to provide us with a copy of the shareholders lists. The company offered, as was within its right to do, to mail our proxy statement and proxy card to all the shareholders. As this would have been a second mailing and a repeated cost of approximately forty to fifty thousand dollars that the
CHALLENGERS would have had to pay, we chose to decline. Presently over 80%
of the Company's shares are held by institutional investors, therefore we expect to have little difficulty in contacting that percentage of the outstanding shares.

It remains to be seen whether the shareholders of our company will respond positively to this grassroots proxy solicitation. We do not agree with the argument that only shareholders with lots of money to spend on litigation, proxy solicitors and multiple mailings should be the only ones allowed to communicate with other shareholders or be empowered to exercise their ownership rights.

We believe that a more democratic system is a better system. We think that shareholders should not be prevented from properly exercising their rights of ownership by a system that creates artificial barriers that ensures participation by only wealthy shareholders. We think that a proxy card, like any ballot in a democratic system, should contain the names of all qualified candidates. Further, like a regular election, the candidates should shoulder the costs of campaigning. This should apply for both incumbents and challengers.

VOTING

WHAT AM I VOTING ON?

You are being asked to vote for the election of the three CHALLENGERS as directors from the slate of six, a Board proposal to amend the Company's
Certificate of Incorporation to remove the super-majority voting provision and [7] stockholder proposals.

HOW DO I CAST MY VOTE USING THE CHALLENGERS' PROXY CARD?

For employee 401(k) plan participants and registered shareholders, there is a Voter Control Number that can be obtained from either postal mailed or emailed proxy materials. This Voter Control Number is provided by either
EquiServe, the transfer agent hired by the Company or by ADP Investor Communications Services. ADP is an intermediary information processing and mailing agent used by stock exchanges for shareholders who own shares through bankers or brokers. In order to accurately identify yourself and enhance the potential that your proxy will be counted, you may voluntarily write in your control number on our proxy card. HOWEVER, IF YOU HOLD SHARES IN STREET NAME, YOU SHOULD ALSO CONTACT YOUR BANKER, BROKER OR TRUSTEE AND REQUEST A LEGAL FORM OF PROXY THAT WILL ENABLE YOU TO VOTE FOR THE ALTERNATE SLATE OF CANDIDATES.

We have received guidance from the SEC that the Commission would not object to shareholders writing their Voter Control Number received from the
Company, a banker or a broker on our proxy cards. In addition, those
SHAREHOLDERS HOLDING THEIR SHARES THROUGH A BANK, BROKER OR TRUSTEE SHOULD
CALL THEIR APPLICABLE AGENT AND REQUEST A LEGAL FORM OF PROXY. The
CHALLENGERS agree that you may download and print out as many copies of their materials as you feel necessary for sending to the Company, EquiServe, ADP, your banker, broker, trustee, any other type of intermediary, and for your records. Please remember if you are downloading and mailing one of our proxy cards--SIGN IT AND FILL IN THE NECESSARY INFORMATION TO ACCURATELY IDENTIFY YOURSELF AND THE NUMBER OF SHARES YOU OWN TO VOTE.

Primarily, we will be offering and collecting our proxy cards electronically. On www.votepal.com, we will provide a proxy card in pdf and text format that interested shareholders can view and transmit via a secure web page, or download, fill in, sign and mail to Steve Nieman, PO Box 602, Brush Prairie, WA 98606 or fax to (360) 666-6483.

HOW DO I CAST MY VOTE USING THE COMPANY'S PROXY CARD?

For employee 401(k) plan participants, you will have to vote via EquiServe to complete the requirement that the Putnam trustee be notified of your voting instructions. This must be completed before the May 15, 2003 midnight Eastern Time deadline suggested by the Company. (See the Company's April 14, 2003 Definitive Proxy Statement on page 8 under the heading "You may vote in person at the meeting"; second paragraph). However, our candidates are not printed on the Company's proxy card. Thus, you will need to OBTAIN A LEGAL PROXY FROM THE COMPANY OR THE TRUSTEE. WE ARE STILL IN THE PROCESS OF ENDEAVORING TO OBTAIN THE APPLICABLE INFORMATION FROM PUTNAM, WHICH IS THE DESIGNATED TRUSTEE.

GENERALLY ACCEPTED PRACTICE IS THAT THE MOST RECENTLY-DATED LEGAL PROXY WILL BE THE ONE COUNTED.

YOU MAY VOTE IN PERSON AT THE MEETING

We plan to have extra copies of our proxy statements and proxy cards available for those shareholders at the meeting who have been unable to download copies of them. If you hold your shares through a bank, broker or trustee, you must CONTACT THEM TO RECEIVE FROM THEM A LEGAL PROXY, and bring the legal proxy with you in order to vote at the meeting. You may call and request a legal proxy from your stockbroker, or download and print one at the Internet voting site to which your proxy materials direct you, or from the CHALLENGERS web site. To enhance the probability that your vote will be counted, you will need to voluntarily write in the Voter Control Number, check the names of your selections for election, and/or mark your choices regarding the proposals, and deliver that completed proxy to the inspector of elections or his appointees at the meeting.

FOR EMPLOYEE SHAREHOLDERS, we understand that this situation may be confusing. Some employees have received their materials from the Company via the Internet, including electronic voting procedures. Some employee shareholders may receive their proxy materials and proxy card on paper from the Company. Further, there are two trustees for company 401(k) plans: the
Company is one, and the second is Putnam, which is the designated trustee.
We are endeavoring to gather the correct procedures and will provide them in our final definitive filing. As things stand at the time of this filing, employee shareholders through company plans, including the 401(k), are not being provided with a practical method to vote for the CHALLENGERS. Some of the causes for this state of affairs regarding the employee shareholders is due to the choice we made not to do a regular mailing. HOWEVER, WE BELIEVE
THAT EMPLOYEE SHAREHOLDERS SHOULD BE ENTITLED TO A PAPER PROXY CARD, AND
SHOULD BE EMPOWERED TO SUBMIT A LEGAL PROXY TO VOTE FOR THE CHALLENGERS. WE
RECOMMEND THAT EMPLOYEE SHAREHOLDERS CONTACT THE COMPANY TO REQUEST A LEGAL
PROXY, OR RECEIVE AN EXPLANATION WHY THEY ARE NOT ENTITLED TO RECEIVE ONE.

The law of Delaware, under which the Company is incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspectors of election can determine that it was authorized by the stockholder. (General
Corporation Law of the State of Delaware, Section 212(c).)

In general there is some disagreement on whether electronically transmitted proxies are valid and lawful where a state of a "contested election" has been declared. The CHALLENGERS position on this is that we have no objection to electronic proxy voting. We have discussed this with the
Company, and indicated our willingness to participate in developing a viable method to maximize the convenience for shareholders to vote, and maximize the ease and accuracy of the tabulation of the proxy votes. Our position is that the determination of a contested election exists when the company and the CHALLENGERS have filed accordingly with the SEC.

We understand that the New York Stock Exchange usually does not agree with positions like ours. It maintains that challengers have to pay ADP to do a mailing to all shareholders who hold their shares in street name through banks, brokers or other intermediaries. We can only view such a position as being wrong on two counts: We believe (1) that this decision should be made by the participants and the SEC--not by intermediaries; and (2) to be forced to pay for an essentially duplicative mailing is for all practical purposes little more than a form of legal extortion.

WHAT IF I CHANGE MY MIND AFTER I SUBMIT MY PROXY?

If the proxy is signed with a voting direction indicated, the proxy will be voted according to the direction given. If no direction is given with respect to a proposal, the proxy will be voted as follows with respect to any such proposal (listed in the order of presentation and using the same numbering as the Company's proxy materials for ease of comparison): For
Proposals 1 through 9 and for director candidates Richard D. Foley, Stephen Nieman and Robert C. Osborne MD. We again direct you to the Company's April 14, 2003 Definitive Proxy Statement.

Before the polls close at the meeting, you may revoke your proxy and change your vote by submitting a later-dated proxy. Before the day of the meeting, you may do this by contacting us via fax at (360) 666-6483, toll free phone call at 1-866-2-vote-us (1-866-286-8387) or email to info@votepal.com. Finally, you can send written revocation to: Keith Loveless, Corporate Secretary, Alaska Air Group, Inc., PO Box 68947, Seattle WA 98168-0947. Telephone number (206) 431-7040.

Reiterating, how are shares in the Company's 401(k) plan voted?

At the record date, The company 401(k) trust held 1,679,193 shares, which are eligible to be voted by employee participants. (See the Company's April
14, 2003 Definitive Proxy Statement, page 9, column 2 par. 3). The proxy card sent with the proxy statement by the Company's transfer agent,
EquiServe, covers shares held in the 401(k) trust as well as shares held of record, if any. Unfortunately, the names of our candidates are not on the
Company's EquiServe proxy card. The trustee will vote the shares in accordance with instructions received from participants. If you want to vote our candidates, you will have to mark "withheld" for the three director candidates nominated by the Company. We feel this step must be taken because sending instructions is important: Lacking guidance, the trustee will vote shares for which no instructions were received in the same proportion, for and against, as the shares for which instructions were received. WE FURTHER RECOMMEND THAT EMPLOYEE SHAREHOLDERS WHO VOTE THROUGH
THE 401(K) PLANS CONTACT THE COMPANY FOR A LEGAL FORM OF PROXY OR AN
EXPLANATION WHY THEY ARE NOT ENTITLED TO ONE.

The entire question of what is and what is not a legal proxy may be disputed. Therefore, we recommend all interested shareholders print out at least two copies of our proxy cards, vote, sign and mail one to EquiServe's address, and mail the second to our postal address. Additionally, you will need to write the Voter Control Number on it, and also execute our electronic proxy card. We will attempt to notify EquiServe of the
CHALLENGERS' proxy cards that we have collected. WE UNDERSTAND THAT THIS
PROCESS IS MORE COMPLICATED THAN YOU WOULD PREFER, BUT IT IS THE ONLY METHOD WE HAVE BEEN ABLE TO DEVISE THAT WILL ALLOW THE FULL EXERCISE OF YOUR SHAREHOLDER RIGHTS TO HAVE AN OPPORTUNITY TO VOTE THREE FROM THE SIX
CANDIDATES.

Reference the Company's April 14, 2003 Definitive Proxy Statement which states: To allow sufficient time for voting by the trustee, the Company instructs that your voting instructions for 401(k) plan shares must be received by 11:59 p.m. Eastern Time on May 15, 2003. (See page 8 under the heading "You may vote in person at the meeting" second para.).

INFORMATION ABOUT NOMINEES

Mr. Richard De Wayne Foley, 56; retired 32-year railroad conductor and
President of The Foley Group. Mr. Steve Nieman, 50; pilot for Horizon Air since 1978. Robert C. Osborne, M.D., 58; physician in private practice. For more information, see the heading PARTICIPANTS IN THE SOLICITATION below.

Mr. Nieman and Mr. Foley became acquainted with each other through membership in CESJ, the Center for Economic and Social Justice, a non-profit organization advocating stakeholder ownership among other advocacies. In 2000, Mr. Nieman formed the non-profit Washington State corporation HACECA, Inc., which stands for the Horizon/Alaska Customer/Employee Co-Ownership Association. After Mr. Foley and Mr. Nieman became acquainted, Mr. Nieman asked Mr. Foley to join HACECA's board, which he agreed to. HACECA is neither a party to, nor an associate in this solicitation. However, in response to SEC guidance, HACECA is listed below as a participant.

Mr. Nieman traveled to Tucson, Arizona in March 2002. Mr. Foley introduced
Mr. Nieman to Robert C. Osborne, MD during this visit. Sharing similar interests in employee ownership, these three men agreed to work to build a resource of information and assistance to promote responsible exercise of employee ownership shareholder rights. Under that premise, they formed OUR
(Ownership Union), which was certified by the U.S. Dept. of Labor in June
2002. OUR is neither a party to, nor an associate in or participant in the solicitation.

In the fall of 2002 at the request of Mr. Nieman, Dr. Osborne and Mr. Foley agreed to accept nomination for election to the board of directors of the
Company.

PARTICIPANTS IN THE SOLICITATION

Steve Nieman, Richard D. Foley, Robert C. Osborne MD and HACECA are
participants in the solicitation. Neither Mr. Foley nor Dr. Osborne owns any of the company's stock. Only Mr. Nieman owns stock, a total of approximately 750 shares, bought through various Company stock-buying plans over the last 20 years.

Neither Richard D. Foley, Steve Nieman or Dr. Osborne has any family relationship with any of the officers or directors of the company, nor are they parties to, or in any way involved in any securities litigation involving the company or any other registrant. None of them are promoters or control persons. None of them have been in involved in any bankruptcy petitions or proceedings. None of them have been involved in any type of transaction or any other type of business relationship with the Company, other than Mr. Nieman's employment as a pilot with Horizon Air. None of them have been involved in any solicitation of any registrant within the last five years. None of them have received any payment or income, other than Mr. Nieman's within the normal course of his regular employment.

RICHARD DE WAYNE FOLEY
6040 N. Camino Arturo Tucson, AZ 85718
President & CEO. The Foley Group ("TFG") November 1989 to present.

Principal business: Consulting; Shareholder services & computer mapping.
TFG was incorporated in November 1989. Please note that TFG has no corporate involvement with any shareholder actions at the company; nor are any of its officers, employees or associates in the company. Mr. Foley and TFG own no shares of the company either beneficially or in any other manner; nor do they have any business relationships, past, existing or contemplated with the AAG; nor any purchase or ownership, the voting of any proxies, or the withholding of any proxies of the company's stock.

Founder of OUR (Ownership Union), and serves as Chairman. OUR is a registered federal labor union started in 2002. Address: Box 602, Brush
Prairie, WA 98606.

Mr. Foley has not been convicted in a criminal proceeding.

Note: Mr. Foley has agreed to assist several employee shareholders of the company, including Steve Nieman, in the exercise of their shareholder rights to make proposals, and to serve as a communication coordinator for these shareholders. In every instance of this assistance, the individual shareholder retained full control of the action of the exercise of their shareholder rights. In no case or instance has there been any contract or agreement wherein Mr. Foley would be paid or receive any compensation of any kind by or from any of these shareholders or any other parties. The limited proxy by these shareholders did not include any voting rights, and it was limited to assisting in the preparing and presentation of shareholder proposals to the Company, and follow up with any necessary revisions. With the single exception of Mr. Nieman, none of the other shareholders assisted by Mr. Foley are associated in any way with this contest or any solicitation of proxies for votes at the Company's 2003 annual meeting and election of directors.

STEVE NIEMAN
Pilot for Horizon Air since December 1978
Address: Horizon Air 8070 N.E. Air Trans Way Portland, OR 97218

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606. Phone: (360)
687-3187.

President of the Horizon/Alaska Customer/Employee Co-Ownership
Association, a non-profit incorporated Aug. 2000 in Washington state--Address: Box 602, Brush Prairie, WA 98606. Founder of OUR (Ownership
Union), which is a registered U.S. federal labor union started in
2002--Address: Box 602, Brush Prairie, WA 98606.

Mr. Nieman has not been convicted in a criminal proceeding.

Mr. Nieman knows many employee shareholders of the registrant. Mr. Nieman is associated with Dr. Osborne and Richard D. Foley in only non-profit organizations.

Steve Nieman is not a "significant employee" of the Company as described in the SEC regulations S-K.

ROBERT C. OSBORNE MD
Osborne Anesthesia Services
Address: 800 N. Swan Rd.
Suite 114 Tucson, AZ 85711. Phone (520) 319-2093.

Dr. Osborne is 58 years old. He is a physician in private practice.

Founder of OUR (Ownership Union), and Secretary/Treasurer. OUR is a
registered federal labor union started in 2002. Address: Box 602, Brush
Prairie, WA 98606.

Mr. Osborne has not been convicted in a criminal proceeding

THE HORIZON/ALASKA CUSTOMER/EMPLOYEE CO-OWNERSHIP ASSOCIATION, INC

("HACECA") was founded by Steve Nieman. It is a non-profit organization formed to promote better understanding and cooperation between employees, customers and shareholders. As a method of addressing the varied and sometimes conflicting interests of these groups, HACECA chose to define relationships between the three on a conceptual basis revolving around expanding ownership. In various writings at various times appearing on a number of pages on the HACECA web site www.eahop.org, arguments are presented advocating a restructuring of ownership designs of the company through a unique form of sale. A more common term to which HACECA may be understood would be an ESOP or employee stock ownership plan purchase of a company. However, HACECA also advocates including customers and regular stock market investors participating in a more formulated and power-balanced ownership structure. Thus, all writings associated with HACECA should be understood as an expression of a business philosophy goal, rather than as applying to a specific sale or offer to purchase the AAG.

None of HACECA's materials is related to any specific proposed sale of the Company. HACECA owns no stock in the company. It has not contributed money or assistance to this solicitation.

HACECA has no family relationship with any of the officers or directors of the Company, nor is it a party to or in any way involved in any securities litigation involving the Company or any other registrant. It is not a promoter or control person. It has not been in involved in any bankruptcy petitions or proceedings. It has not been involved in any type of transaction or any other type of business relationship with the Company. It has not been involved in any solicitation of any registrant within the last five years. It has not received any payment or income from the company except for $1,000 that Horizon Air donated to it in Nov. 2000. It is not an employee of the Company, nor has had any contractual relationship with the
Company. It has never been a party to any legal action civil or criminal.
Several abbreviations which appear on HACECA's web site such as EAHSOP and
CSOPAH stand for Employees Alaska/Horizon Stock Ownership Plan and Customer
Stock Ownership Plan Alaska/Horizon. A term which may be more common and which relates to these types of business relationships is "Co-ops." All refer to various types of ownership structures.

PROPOSALS

For additional information on the following proposals, we direct you to the
Company's April 14, 2003 Definitive Proxy Statement.

PROPOSAL NO. 1 ELECTION OF DIRECTORS

The challenger candidates have consented to be named in this proxy, and to serve if elected. The challenger nominees are:

Mr. Richard De Wayne Foley
Mr. Stephen Nieman
Robert C. Osborne, MD

The AAG's Board of Director nominees are:

Mr. Bruce R. Kennedy
Mr. Jessie J. Knight, Jr.
Mr. J. Kenneth Thompson

In the election of directors, the three nominees who receive the highest number of FOR votes will be elected (see AAG's 4-14-03 Definitive Proxy
Statement pg. 9.)

FURTHER MATTERS

IF MR. NIEMAN, MR. FOLEY OR DR. OSBORNE WIN SEATS IN THIS ELECTION, none plan to pledge or sign loyalty oaths that might be requested by the incumbent board. The challengers believe that their duties to shareholders are adequately detailed in law. Further, their duties are not subject to any additional modification or interpretation by the incumbent board. The challengers will interpret their victory as a mandate from shareholders to assist in a reorientation of the Company.

Because they are privy to information regarding this solicitation that other shareholders are not, there might be some who feel it would be improper for Mr. Foley and Dr. Osborne to buy stock. Therefore, they will wait until after the shareholders meeting to purchase shares.

Regarding Mr. Nieman's proposal to authorize an auction of the company: IF
THE RESOLUTION PASSES, it will send a conclusive signal that the Board should take action to address this issue. IF THE RESOLUTION FAILS, it could be interpreted as a "vote of confidence" in management.

The CHALLENGERS have formulated no specific plans to sell the Company. They have not conducted any specific analysis of issues, conditions or financial evaluations necessary to effectuate a sale of the Company. The position they have taken about a sale has more to do with setting a goal for positive changes in the Company rather than completing a specific sale to any buyer.

However, please note in Mr. Nieman's Proposal No. 4 in the Company's April 14, 2003 Definitive Proxy Statement on page 33 "STOCKHOLDER PROPOSAL ON SELLING THE COMPANY," third paragraph under the heading of PROPONENT'S SUPPORTING STATEMENT: "HOWEVER, I BELIEVE THAT THE HIGHEST BID WILL INCLUDE THE MEANINGFUL, SUBSTANTIAL, DIRECT, FAIR AND EQUAL PARTICIPATION OF ALL
EMPLOYEES OF AAG, AS AAG EMPLOYEES OWN, IF NOT THE LARGEST, THEN CERTAINLY
ONE OF THE LARGEST BLOCKS OF AAG STOCK OUTSIDE OF INSTITUTIONAL
OWNERSHIP(1)."

We reference this because we believe that it expresses the essence of the goal for which the proposal was made and the reason for our efforts to bring these proxy materials to the shareholders. We believe that the employees have not only their money invested in the company, but also their lives. We believe that the relationship between employees and the Company must be reshaped to provide new flexibility demanded by a market in an accelerating rate of change.

IF THE CHALLENGERS ARE NOT ELECTED, they plan to continue to exercise their
First Amendment rights of free speech regarding beliefs they hold. The
CHALLENGERS support growing alliances between stockholders, employees and customers.

THE FULL DETAILS OF THE FOLLOWING SHAREHOLDER PROPOSALS CAN BE FOUND IN THE
COMPANY'S APRIL 14, 2003 DEFINITIVE PROXY STATEMENT BEGINNING ON PAGE 30 AND RUNNING THROUGH PAGE 42.

PROPOSAL NO. 2 AMEND THE CERTIFICATE OF INCORPORATION TO ELIMINATE THE 80%
SUPER-MAJORITY VOTING REQUIREMENT

RECOMMEND A VOTE FOR PROPOSAL 2.

PROPOSAL NO. 3 STOCKHOLDER PROPOSAL ON SIMPLE-MAJORITY VOTE-- RECOMMEND A
VOTE FOR PROPOSAL 3.

PROPOSAL NO. 4 STOCKHOLDER PROPOSAL ON SALE OF THE COMPANY-- RECOMMEND A
VOTE FOR PROPOSAL 4.

PROPOSAL NO. 5 STOCKHOLDER PROPOSAL ON ANNUAL ELECTION OF EACH
DIRECTOR--RECOMMEND A VOTE FOR PROPOSAL 5.

PROPOSAL NO. 6 STOCKHOLDER PROPOSAL ON STOCKHOLDER RIGHTS PLAN-- RECOMMEND A VOTE FOR PROPOSAL 6.

PROPOSAL NO. 7 STOCKHOLDER PROPOSAL ON AN INDEPENDENT BOARD
CHAIRMAN--RECOMMEND A VOTE FOR PROPOSAL 7.

PROPOSAL NO. 8 STOCKHOLDER PROPOSAL ON EXPENSING STOCK OPTIONS-- RECOMMEND A VOTE FOR PROPOSAL 8.

PROPOSAL NO. 9 STOCKHOLDER PROPOSAL ON REPORTING EMPLOYEE STOCK
OWNERSHIP--RECOMMEND A VOTE FOR PROPOSAL 9.

PROXY CARD

The filling out with the required and necessary personal information and submission of this Proxy Card is voluntary.

Voter Control Number _______________________________________

The undersigned hereby appoints Steve Nieman and Richard Foley proxy, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of the Alaska Air
Group, Inc. to be held at the William M. Allen Theater at The Museum of
Flight, 9404 E. Marginal Way South, Seattle, Washington at 2 p.m. on May 20, 2003, and any adjournment or postponement thereof, upon the matters set forth herein and upon such other matters as may properly come before the meeting, all in accordance with the notice and accompanying proxy statement for said meeting, receipt of which is acknowledged.

(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED.) This proxy, when properly executed, will be voted in the manner directed herein. Please date, sign and send your proxy card back today.

When completed and signed, this proxy/voting instruction form will be voted as you have directed. If no direction is given, it will be voted FOR ALL OF THE CHALLENGER NOMINEES (nominee numbers 01/02/03) in Proposal 1, and FOR Proposals 2 through 9.

Proposal No. 1: Election of Directors--Nominees:

(01) Richard D. Foley (02) Stephen Nieman (03) Robert C. Osborne, MD

FOR ________________________________________________________

WITHHOLD ____________________________________________________________

THE FULL DETAILS OF THE FOLLOWING SHAREHOLDER PROPOSALS CAN BE FOUND IN THE
COMPANY'S APRIL 14, 2003 DEFINITIVE PROXY STATEMENT BEGINNING ON PAGE 30 AND RUNNING THROUGH PAGE 42.

FOR AGAINST ABSTAIN No. 2 AMEND THE CERTIFICATE OF INCORPORATION TO
ELIMINATE THE 80% SUPER-MAJORITY VOTING REQUIREMENT/ / / / / / Recommend
vote FOR Proposal 2. If no direction is given, the proxy will be voted FOR
Proposal 2.

FOR AGAINST ABSTAIN No. 3 STOCKHOLDER PROPOSAL ON SIMPLE- MAJORITY VOTE/ / / / / / Recommend vote FOR Proposal 3. If no direction is given, the proxy will be voted FOR Proposal 3.

FOR AGAINST ABSTAIN No. 4 STOCKHOLDER PROPOSAL ON SALE OF THE COMPANY/ / / / / / Recommend vote FOR Proposal 4. If no direction is given, the proxy will be voted FOR Proposal 4.

FOR AGAINST ABSTAIN No. 5 STOCKHOLDER PROPOSAL ON ANNUAL ELECTION OF EACH
DIRECTOR/ / / / / / Recommend vote FOR Proposal 5. If no direction is given, the proxy will be voted FOR Proposal 5.

FOR AGAINST ABSTAIN No. 6 STOCKHOLDER PROPOSAL ON STOCKHOLDER RIGHTS PLANS/
/ / / / / Recommend vote FOR Proposal 6. If no direction is given, the proxy will be voted FOR Proposal 6.

FOR AGAINST ABSTAIN No. 7 STOCKHOLDER PROPOSAL ON AN INDEPENDENT BOARD
CHAIRMAN/ / / / / / Recommend vote FOR Proposal 7. If no direction is given, the proxy will be voted FOR Proposal 7.

FOR AGAINST ABSTAIN No. 8 STOCKHOLDER PROPOSAL ON EXPENSING STOCK OPTIONS/ / / / / / Recommend vote FOR Proposal 8. If no direction is given, the proxy will be voted FOR Proposal 8.

FOR AGAINST ABSTAIN No. 9 STOCKHOLDER PROPOSAL ON REPORTING EMPLOYEE STOCK
OWNERSHIP/ / / / / / Recommend vote FOR Proposal 9. If no direction is given, the proxy will be voted FOR Proposal 9.

*Note* In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting or at any adjournments or postponements thereof. PLEASE SIGN, DATE AND RETURN TODAY.
DATE -----------------, 2003 Signature --------------------- Signature
---------------------- Title(s) ------------------------ NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.